PW




RECEIVED
SEP 0 8 2010
WASH, D.C.
200
SECTION

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 -67732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pinnacle Partners Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21022 Gathering Oak, Suite 2103
(No. and Street)

San Antonio	Texas	78260
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	Flower Mound	Texas	75022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PW

PINNACLE PARTNERS FINANCIAL CORPORATION

FINANCIAL REPORT

JUNE 30, 2010

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pinnacle Partners Financial Corporation

We have audited the accompanying statement of financial condition of Pinnacle Partners Financial Corporation as of June 30, 2010, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Partners Financial Corporation as of June 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
September 1, 2010

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

Cash and cash equivalents	$ 179,812
Commissions receivable from escrow agent	126,642
Related party receivable	51,481
Employee receivables	13,667
TOTAL ASSETS	$ 371,602

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 7,211
Accrued expenses	92,106
TOTAL LIABILITIES	99,317
Stockholder's Equity	
Common stock, $.001 par value, 1,000,000 shares authorized, 1,000,000 shares issued and outstanding	1,000
Additional paid-in-capital	304,219
Accumulated deficit	(32,934)
TOTAL STOCKHOLDER'S EQUITY	272,285
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 371,602

The accompanying notes are an integral part of these financial statements.

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2010

REVENUE	
Private placement revenue	$ 1,510,382
Other revenue	108
TOTAL REVENUE	1,510,490
EXPENSES	
Compensation and related costs	1,495,391
Occupancy and equipment	54,328
Professional fees	30,538
Regulatory fees	49,027
Communication	15,163
Other expenses	608
TOTAL EXPENSES	1,645,055
NET LOSS	$ (134,565)

The accompanying notes are an integral part of these financial statements.

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2010

	Common		Additional Paid-In	Retained Earnings/ (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance at June 30, 2009	1,000,000	$ 1,000	$ 204,219	$ 101,631	$ 306,850
Additional paid-in-capital contributed	–	–	100,000	–	100,000
Net loss	–	–	–	(134,565)	(134,565)
Balance at June 30, 2010	1,000,000	$ 1,000	$ 304,219	$ (32,934)	$ 272,285

The accompanying notes are an integral part of these financial statements

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2010

Cash flows from operating activities		
Net loss	$	(134,565)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities		
Decrease in commissions receivable from escrow agent		72,601
Increase in related party receivable		(51,481)
Increase in employee receivables		(12)
Increase in accounts payable		6,211
Decrease in income taxes payable – state		(10,000)
Increase in accrued expenses		48,244
Net cash used in operating activities		(69,002)
Cash provided by financing activities		
Additional paid-in-capital contributed		100,000
Increase in cash and cash equivalents		30,998
Cash and cash equivalents at beginning of year		148,814
Cash and cash equivalents at end of year	$	179,812
Supplemental disclosure of cash flow information		
Interest paid	$	-0-
Income taxes paid	$	-0-

The accompanying notes are an integral part of these financial statements.

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Pinnacle Partners Financial Corporation (the "Company") was organized in September 2006 as a Texas corporation. The Company is a wholly-owned subsidiary of Silver Star Resources, LLC (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's securities business consists of the sale of interests in oil and gas related private placement offerings of related parties only on a best effort subscription basis. The Company's customers are primarily high net worth individuals located throughout the United States.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but will limit its business to the selling of direct participation programs. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant accounting policies:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

(Continued)

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Promotional Costs

The Company expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2010, open Federal tax years include the tax years ended June 30, 2008 through June 30, 2009.

NOTE 2. INCOME TAXES

The Company is not included in the income tax return of the Parent and files its income tax return on a separate company basis using the cash basis method of accounting. Under this method, the Company's had a current year tax loss. At June 30, 2010, the Company has a net operating loss carryforward of approximately $147,000, which begins expiring in 2028, and future taxable income related to the cash basis method of accounting of approximately $114,000. The net operating loss carryforward net of the future taxable income related to the cash basis method of accounting creates a deferred tax asset of approximately $5,000 which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At June 30, 2010, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Ratio of Aggregate Indebtedness to Net Capital
$ 13,704	$ 95,839	$ 82,185	2.14 to 1

During a routine exam during 2010, FINRA determined that the Company should be taking a net capital deduction for the balance payable under a settlement agreement between the Parent and third party, where the Company is listed as a respondent along with the Parent and other parties. The Company disagrees with FINRA's position, but has taken the charge against net capital as directed by FINRA, and was therefore deemed by FINRA to be in net capital deficiency from approximately May 11, 2009 to April 29, 2010. The balance payable by the Parent under the settlement agreement and the related net capital deduction totals $106,250 at June 30, 2010.

(Continued)

NOTE 4. RELATED PARTY TRANSACTIONS/CONCENTRATION OF SERVICES/ECONOMIC DEPENDENCY

The Company has a concentration of its services provided by its Parent, is economically dependent on its Parent and is under the control of its Parent. The concentration of services, dependency and existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company earned all of its revenue from the sale of interests in private placement offerings of a related party.

The Parent and the Company have entered into an expense sharing agreement (Agreement). The Agreement requires the Parent to pay for office space, office furniture and equipment, office supplies and other expenses on behalf of the Company, and under the Agreement the Parent does not anticipate reimbursement from the Company. In return for these services, the Parent is to receive all of the Company's monthly profits and excess revenue after the Company's payment of broker's commissions. The Agreement was not consummated on terms equivalent to arms length transactions. The Parent and the Company waived the Agreement for the period from July 2009 until June 2010.

The Company leases office space from a related party on a month-to-month basis (See Note 6).

The sole shareholder of the Parent (Shareholder) generated approximately 86% of the Company's revenue for the year ended June 30, 2010. The Company has a receivable from the Shareholder totaling $51,481 at June 30, 2010, related to commissions refundable to the Company.

NOTE 5. EMPLOYEEE BENEFIT PLAN

The Company has a defined contribution 401(k) plan (Plan) covering employees of the Company who are at least 21 years of age and have worked at least one year of service prior to the Plan entry dates. The Plan is intended to constitute a qualified 401(k) plan within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), which includes a qualified cash or deferred arrangement within the meaning of Code section 401(k). Contributions to the Plan consist of employee pre-tax contributions determined as a percentage of each participating employee's compensation, nonelective contributions on behalf of each participant in an amount equal to 100% of the first 3% and 50% of the next 2% of active participant's compensation contributed to the Plan and discretionary matching contributions, if any. For the year ended June 30, 2010, non-elective employer contributions made by the Company totaled $13,391.

NOTE 6. OFFICE LEASE

The Company leases office space from a related party on a month-to-month basis for $4,120 per month. Rent paid to the related party totaled $49,440 for the year ended June 30, 2010 and is included in occupancy and equipment costs in the accompanying statement of income.

NOTE 7. CONTINGENCIES

The Company is currently subject to investigations by the SEC and FINRA relating to its activities as a broker-dealer in securities. The Company is currently in the process of responding to document requests related to these investigations.

The Company is a plaintiff in four lawsuits pending in Bexar County, Texas, against former employees and representatives of the Company. The Company is also a defendant in one related countersuit.

While the ultimate outcome of these pending investigations and lawsuits involving the Company cannot be predicted with certainty, management, having reviewed these matters with its legal counsel, believes it has meritorious defenses in these matters and intends to defend itself vigorously.

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The related legal costs are paid by related parties. The ultimate outcome of claims against the Company cannot be determined at this time, and the results of these matters cannot be predicted with certainty.

There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of claims and proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2010, through September 1, 2010, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
As of June 30, 2010

Total stockholder's equity qualified for net capital	$ 272,285
Deductions and/or charges	
Legal settlement	106,250
Excess fidelity bond deductible	5,000
Non-allowable assets:	
Related party receivable	51,481
Employee receivables	13,667
Total deductions and/or charges	176,398
Net capital before haircuts	95,887
Haircut on Securities:	
Certificate of deposit	48
Net Capital	$ 95,839
Aggregate indebtedness	
Accounts payable	$ 7,211
Accrued expenses	92,106
Legal settlement	106,250
Total aggregate indebtedness	$ 205,567
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 13,704
Net capital in excess of minimum requirement	$ 82,135
Ratio of aggregate indebtedness to net capital	2.14 to 1

See accompanying independent auditor's report.

Schedule II

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of June 30, 2010

Net capital as reported by Registrant in Part IIA of Form X-17a-5		
as of June 30, 2010 (unaudited)	$	109,932
Audit adjustments:		
Record receivable due from related party		51,481
Increase in non-allowable assets due to recording receivable due from related party		(51,481)
Write off employee receivables		122,996
Decrease in non-allowable assets due to write off of employee receivables		(122,996)
Subtraction of excess fidelity bond deductible		(5,000)
Increase in accrued expenses		(9,093)
Net capital as computed on Schedule I	$	95,839

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Pinnacle Partners Financial Corporation

In planning and performing our audit of the financial statements of Pinnacle Partners Financial Corporation (the Company), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
September 1, 2010

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Pinnacle Partners Financial Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 2010, which were agreed to by Pinnacle Partners Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pinnacle Partners Financial Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pinnacle Partners Financial Corporation's management is responsible for the Pinnacle Partners Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
September 1, 2010

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Pinnacle Partners Financial Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 2010, which were agreed to by Pinnacle Partners Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pinnacle Partners Financial Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pinnacle Partners Financial Corporation's management is responsible for the Pinnacle Partners Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
September 1, 2010

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended JUNE 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(31-REV 5/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Pinnacle Partners Financial

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donald Sterling 214-692-7009

2. A.	General Assessment (item 2e from page 2 (not less than $150 minimum))	$ 3,776
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(984)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,792
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,792
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,792
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pinnacle Financial Partners
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 7th day of September, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 5 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning May 1, 2019 and ending Apr 30, 2020
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,510,382

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

2d. SIPC Net Operating Revenues $ 1,510,382

2e. General Assessment @ .0025 $ 3776

(to page 1 but not less than $150 minimum)

OATH OR AFFIRMATION

I, Brian K. Alfaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pinnacle Partners Financial Corporation**, as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



SHELLEY CLARK
Notary Public, State of Texas
My Commission Expires
April 22, 2012

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*